FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 10, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX  reports combined results of 965 feet of 0.048% MoS2  in first drill hole at Gold Hill Molybdenum Project

 MAX Resource Corp (TSX.V: MXR; OTC BB: MXROF) announces that the final assays have been received  for the bottom portion of diamond drill hole DH-07-1 on the Gold Hill Molybdenum Property in Alaska. These results returned 0.041% MoS2 over a core length of 425 feet. Together with the previously reported intersection (see press release dated August 29th, 2007), Hole DH-07-01 assays a total of 0.048% MoS2 over the entire core length of 965 feet. The best interval occurs as 250 feet of 0.080% MoS2 beginning at 260 feet down hole.  Further, Hole DH-07-01 ended in molybdenum mineralization grading 0.054% MoS2.

Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various areas throughout the drill hole (see table below).

These results are the first to be reported from a recently completed five hole drill program. The drill campaign was designed to test a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering a 700m by 800m area.  This anomalous area was identified from historic work and assay results carried out by the New Alaskan Syndicate (Cities Services Minerals and Dome Mines) in the 1970’s.  Assay results are pending for the remaining 4 diamond drill holes.

The combined results for DH 07-01 are as follows:

Drill Hole

Interval (feet)

Width (feet)

Mineralization

Molybdenum Results

0-965 feet

965 feet

0.048% MoS2 (0.029% Mo)

540-965

425 feet

0.041% MoS2 (0.025% Mo)

Including

    0-540

540 feet*

0.054% MoS2 (0.033% Mo)

260-510

250 feet*

0.080% MoS2 (0.048% Mo)

855-915

60 feet

0.058% MoS2 (0.035% Mo)

* Previously Reported

Drill Hole

Interval (feet)

Width (feet)

Mineralization

Copper Results

0-250 feet

250 feet

0.0266 % Cu

Including

130-200

70 feet

0.043% Cu

755-815

60 feet

0.026% Cu

845-965

20 feet

0.028% Cu

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one half sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

QP (Qualified Person): Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About Gold Hill

The Gold Hill property comprises 8,520 acres located approximately 212 miles north, northeast of Anchorage, Alaska and is accessible to within five miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

The Claims were explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  Numerous holes were drilled over the then 4,960 acre property. The drill holes tested various soil anomalies on the southwest side of Gold Hill where significant molybdenum mineralization was first intersected.  Hole DDH 77-2, intersected a quartz-molybdenum (with minor copper) zone grading 0.048% MoS2 from surface to 536 feet with a higher grade interval from 350-500 (150 feet) of 0.094% MoS2. This area has never seen modern exploration techniques applied.  The immediate area contains a significant magnetic anomaly that coincides with the known mineralization. Previous drilling never tested this magnetic feature nor the surrounding sedimentary rocks. This area is best described as having strong skarn and silicification development and coincident mineralization. This area is the primary target of the current exploration program.  For more information on the Gold Hill project, please visit our web site at www.maxresource.com.

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 and can be viewed on SEDAR or at www.maxresource.com.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Arizona, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 17, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX reports 1,000 feet of 0.058% MoS2  in third drill hole at Gold Hill Molybdenum Project

MAX Resource Corp (TSX.V: MXR; OTC BB: MXROF) has received assays from a further two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-03 returned 0.058% MoS2 over a core length of 1,000 feet, which included a higher grade intercept of 0.18% MoS2 (0.107% Mo) over 45 feet.  Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various depths throughout the drill hole (see table below).

These results are the second set to be reported from a recently completed five hole program. The drill campaign was designed to test a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering a 700m by 800m area.  This anomalous area was identified from historic work and assay results carried out by the New Alaskan Syndicate (Cities Services Minerals and Dome Mines) in the 1970s. Assay results are pending for the remaining 2 diamond drill holes.

The results for DH 07-03 are as follows:

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH 07-03

  0-1000

1000 feet

0.058% MoS2 (0.035% Mo)

Including

    0-750

750 feet

0.0734% MoS2 (0.044% Mo)

Including

135-180

45 feet

0.18% MoS2 (0.107% Mo)

Including

445-485

40 feet

0.135% MoS2 (0.081% Mo)

Copper Results

0-320

320 feet

0.0226 % Cu

500-1000

500 feet

0.045% Cu

Drill Hole DH-07-02 also had moderately lower molybdenum values over the entire length of the drill hole but slightly better copper values, which is indicative of a typical zoning pattern usually found in a porphyry system.    The results for DH 07-02 are as follows:

Drill Hole

Depth (feet)

Interval (feet)

Mineralization

Molybdenum Results

DH 07-02

 0-1000

1000 feet

0.030% MoS2 (0.0167%Mo)

Copper Results

0-430

430 feet

0.054% Cu

430-605

175 feet

0.0215% Cu

Results from drill holes DH-07-04 and DH-07-05 are expected in the very near future.

Mr. Clancy Wendt, P.Geo., VP Exploration for MAX states, “We now have results for three holes at Gold Hill, with two of these holes carrying strong molybdenum mineralization over long widths and ending in mineralization.  The results from Hole DH-07-03, combined with those from DH-07-01, which intersected 0.048% MoS2 over the entire core length of 965 feet and ended in molybdenum mineralization, continue to indicate that a molybdenum porphyry system is present at Gold Hill."

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

QP (Qualified Person): Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About Gold Hill

The Gold Hill property comprises 8,520 acres located approximately 212 miles north, northeast of Anchorage, Alaska and is accessible to within five miles of the property by the all-weather unpaved Denali Highway (State Highway 8).

The Claims were explored for base metals during the early 1970’s by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd).  Numerous holes were drilled over the then 4,960 acre property. The drill holes tested various soil anomalies on the southwest side of Gold Hill where significant molybdenum mineralization was first intersected.  Hole DDH 77-2, intersected a quartz-molybdenum (with minor copper) zone grading 0.048% MoS2 from surface to 536 feet with a higher grade interval from 350-500 (150 feet) of 0.094% MoS2.  This area has never seen modern exploration techniques applied.  The immediate area contains a significant magnetic anomaly that coincides with the known mineralization. Previous drilling never tested this magnetic feature nor the surrounding sedimentary rocks. This area is best described as having strong skarn and silicification development and coincident mineralization. This area was the primary target of the recent exploration program.  For more information on the Gold Hill project, please visit our web site at www.maxresource.com.

A National Instrument 43-101 Geological Report was completed on the Gold Hill project in July 2004 and can be viewed on SEDAR or at www.maxresource.com.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Arizona, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com   www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

October 19, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

HIGH RESOLUTION RADIOMETRIC AIRBORNE SURVEY COMPLETED AT MACINNIS LAKE URANIUM PROJECT, NORTHWEST TERRITORIES

MAX Resource Corp. (TSX.V: MXR; OTC BB: MXROF) has been advised that a High Resolution Aeromagnetic Gradiometer-Radiometric Survey has been completed on the MacInnis Lake uranium project in Canada’s Northwest Territories.  The Survey consisted of 2,093 line-kilometers at 100 meter line spacings and was flown by Fugro Airborne Surveys.

The Company believes that the Survey will provide valuable information which will further enhance our uranium exploration capabilities by clearly showing high definition conductive uranium targets at the MacInnis Lake Uranium Project.  The results from the Survey will be combined with archived historical drill results to assist the Company in identifying exploration drill targets to be scheduled for the summer of 2008.  Drilling will be subject to receiving the required regulatory permits.

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 145 miles northwest of the Athabasca Basin situated in northern Saskatchewan.

The MacInnis Lake Uranium Project and claim-block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops that were drilled extensively by Shell Oil, Uranerz and PNC Exploration between 1954 and 1988.  All uranium exploration and drilling datasets have been archived and recorded by the Geological Survey of Canada and include;

•

the DUSSAULT, which has a non-compliant drill indicated inferred resource of 37,000 tons grading 0.17% U308 (the occurrence appears to be open down dip and along strike), values of 0.84% U308  intersected over 2 feet and high-grade samples recovered up to 28% U308.

•

the COLE, with numerous trench samples with U308 values reported as high as 3.16%, 5.13% and 20%; and

•

the KULT, which has a surface showing 300m x 500m wide with surface  uranium and copper mineralization that returned grades up to 3.5% Copper and 3.3% U308.

A Technical Report prepared in accordance with National Instrument 43-101 was previously completed on the MacInnis Lake Uranium Project for Alberta Star Development Corp. (TSX.V: ASX; OTCBB: ASXSF) and is accessible on SEDAR.  The historic information provided above predates NI 43-101 and is for reference only.  The reader should not infer or assert that the information is correct, reliable, relevant or accurate and it therefore should not be relied upon.

MAX has entered into an option agreement with Alberta Star Development Corp. whereby MAX can earn a 50% interest in the MacInnis Lake Uranium Project by incurring exploration expenditures totaling $2 Million over a five year period.   Alberta Star is the operator of the project.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, precious metals and base metals, with interests in properties in Alaska, Arizona, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   November 5, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director